AMARIN ANNOUNCES $70 MILLION PRIVATE PLACEMENT

DUBLIN, Ireland, October 13, 2009 – Amarin Corporation plc (NASDAQ: AMRN) today announced it has entered into a definitive agreement with several existing and new institutional and accredited investors for a $70 million private placement.

The private placement of units for $70 million consists of $66.4 million in cash proceeds and $3.6 million from the conversion of convertible bridge notes.  In consideration for the $66.4 million received in cash, Amarin will issue 66.4 million units. Each unit has a purchase price of $1.00 and consists of one American Depositary Share (“ADS”) and a warrant to purchase 0.50 of an ADS. The warrants will have a five year term and an exercise price of $1.50 per ADS.  In consideration for the conversion of $3.6 million principal amount of convertible bridge notes, Amarin will issue 4.0 million units. In accordance with the terms of the conversion of the bridge notes, each unit has a purchase price of $0.90 and consists of one ADS and a warrant to purchase 0.50 of an ADS. The warrants will also have a five year term and an exercise price of $1.50 per ADS.

The Company intends to use the net proceeds from this financing to progress the Company’s two Phase 3 clinical trials with AMR101 in patients with very high triglyceride levels and mixed dyslipidemia through to an NDA filing. The funding will also be used for the retirement of $1.9 million in bridge financing and for general corporate purposes.

The financing is expected to close shortly, subject to the fulfillment or waiver of certain closing conditions, including (i) the Company having entered into certain employment related arrangements and an agreement relating to the management of the Company with certain of the investors satisfactory to the lead investors and Abingworth, and (ii) each investor’s investment committee having approved the consummation of the private placement if not previously approved.

Amarin separately announced today changes to its board and management team expected to take place on closing of this financing.

The securities to be issued by the Company in the equity financing will not be registered under the Securities Act of 1933, as amended (the "Securities Act"), may not be offered or sold in the United States and may not be resold by the purchasers thereof, in each case, absent registration or an applicable exemption from the registration requirements of the Securities Act.  This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities. The securities will not be sold in any jurisdiction in which such offering would be unlawful.

Contacts:
Amarin +353 (0)1 669 9020
Thomas Lynch, Chairman and Chief Executive Officer
Dr. Declan Doogan, Head of Research and Development
Alan Cooke, President, Chief Operating Officer and Chief Financial Officer
Darren Cunningham, EVP Strategic Development and Investor Relations
investor.relations@amarincorp.com

Disclosure Notice
The information contained in this document is as of October 13, 2009. Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments. This document contains forward-looking statements about Amarin's products in development that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "expect", "project", "forecast", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: Amarin's ability to maintain sufficient cash and other liquid resources to meet its operating and debt service requirements; growth in costs and expenses; and risks relating to the Company's ability to maintain its Nasdaq listing. A further list and description of these risks, uncertainties and other matters can be found in Amarin's Form 20-F for the fiscal year ended December 31, 2007, filed with the SEC on May 19, 2008 and Amarin’s Form 20-F/A for the fiscal year ended December 31, 2007 filed with the SEC on September 24, 2008.

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